SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2019
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Corporate Taxpayer’s ID (CNPJ): 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registration: 1431-1

EXTRAORDINARY GENERAL MEETING

CONDENSED MAP OF BOOKKEEPER

Companhia Paranaense de Energia – COPEL, a company that generates, transmits, distributes and sells power, with shares listed on the NYSE (ELPVY, ELP), B3 (CPLE3, CPLE5, CPLE6) and the LATIBEX (XCOP), hereby discloses, pursuant to CVM Instruction no. 481/09 and its amendments, the summary of voting results received from the Central Depository of votes cast through the distance voting ballot, referring to the resolutions of the Extraordinary General Meeting to be held on December 2, 2019.

Curitiba, April 28, 2019.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

CONDENSED MAP OF BOOKKEEPER Process number 1857 Date of meeting 12.02.2019 Type of meeting Extraordinary General Meeting - EGM
Item	Agenda	Votes
		FOR	% of voting capital	AGAINST	% of voting capital	ABSTAIN	% of voting capital
1.1	Election of Mr. Robson Augusto Pascoalini for the Nomination and Evaluation Committee	2,527,093	1.74%	-	0.00%	-	0.00%
1.2	Election of Mr. Marcos Leandro Pereira for the Nomination and Evaluation Committee	2,527,093	1.74%	-	0.00%	-	0.00%
2.1	Election of Mr. José Paulo da Silva Filho for the position of sitting member of the Supervisory Board	2,527,093	1.74%	-	0.00%	-	0.00%
2.2	Election of Mr. Emir Calluf Filho for the position of alternate member of the Supervisory Board	2,527,093	1.74%	-	0.00%	-	0.00%
3	Amendment of article 5 of the Company's Bylaws, pursuant to the prerogative set forth in paragraph 7, item I of the same article, which allowed for the conversion of class A preferred shares (PNA) into class B preferred shares (PNB), at the request of shareholders	2,527,093	1.74%	-	0.00%	-	0.00%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date November 28, 2019

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.